February 6, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549-4628

Attention: Ethan Horowitz

Re:	Oasis Petroleum Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-34776

Dear Mr. Horowitz:

Set forth below are the responses of Oasis Petroleum Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 30, 2013, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Commission on February 28, 2012, File No. 001-34776 (the “10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in the 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 5

Proved Undeveloped Reserves, page 11

1. We note your response to comment 2 in our letter dated December 18, 2012. The disclosure requirements per Item 1203(c) of Regulation S-K include a discussion of progress made during the year to convert proved undeveloped reserves. Please revise this disclosure to include a narrative explaining all material changes to our proved undeveloped reserves during the period presented.

Response:

We acknowledge the Staff’s comment and will supplement our disclosure in future filings to include a narrative discussion of progress made during the year to convert proved undeveloped reserves and an explanation of all material changes to our proved undeveloped reserves during the period presented. In future filings, we will provide disclosure similar to the following, which relates to the changes in our proved reserves for the year ended December 31, 2011:

Securities and Exchange Commission

February 6, 2013

During 2011, we participated in the drilling and completion of 137 gross (54.3 net) Bakken and Three Forks wells as part of our operated and non-operated drilling program. In connection with this program, we spent $220.7 million converting 11,896 MBoe of proved undeveloped reserves to proved developed reserves. In addition, we added 30,742 MBoe of proved undeveloped reserves through extensions, discoveries and other additions, entirely within the Bakken or Three Forks formations. These proved undeveloped reserves were added across all three of our Williston Basin project areas as a result of our operated and non-operated drilling program described above.

In 2011, we also had a net positive revision of 1,499 MBoe, or 6.6% of the beginning of the year proved undeveloped reserves balance. The primary causes for this revision are working interest increases in the proved undeveloped locations that were developed in 2011 and improved well performance associated with our operated drilling locations. The working interest increases arose from title opinion work, non-participation by other interest owners and additional mineral leasing in the reserve locations.

Financial Statements

Consolidated Statement of Operations, page 73

2. We note your response to comment 7 in our letter dated December 18, 2012 regarding the presentation of earnings per share for the periods preceding your corporate reorganization. It appears that earnings per share information should be presented for all periods for which an income statement is presented. Please tell us how you considered the guidance per FASB ASC 260-10-55-17 regarding the calculation of earnings per share in connection with reorganizations.

Response:

We acknowledge the Staff’s comment and respectfully submit that we considered the guidance set forth in FASB ASC 260-10-55-17, which specifies that in reorganizations, earnings per share computations shall be based on analysis of the particular transaction. In connection with our initial public offering in June 2010, we completed a corporate reorganization pursuant to which Oasis Petroleum Inc. acquired all of the outstanding membership interests in Oasis Petroleum LLC in exchange for shares of Oasis Petroleum Inc.’s common stock. The reorganization included a merger, pursuant to which the outstanding membership interests in Oasis Petroleum LLC were converted into membership interests in OAS Holding Company LLC (“Holdco”) and Oasis Petroleum LLC became a wholly owned subsidiary of Holdco. Pursuant to a contribution agreement, Holdco contributed all of the membership interests in Oasis Petroleum LLC to Oasis Petroleum Inc. in exchange for shares of common stock in Oasis Petroleum Inc. The shares of common stock contributed to Holdco were then distributed to the members of Oasis Petroleum LLC in accordance with Oasis Petroleum LLC’s limited liability company agreement.

Securities and Exchange Commission

February 6, 2013

Prior to the reorganization, the Oasis Petroleum LLC limited liability company agreement did not provide for units or shares to quantify equity ownership. Rather, capital accounts were used to track the investments made by each of the limited liability company members. In connection with the reorganization described above, the amount of shares of common stock allocated to each member of Oasis Petroleum LLC was determined based on the terms and conditions contained in the limited liability company agreement. As such, there was no exchange of pre-existing equity securities at the time of the reorganization. In light of the foregoing, we respectfully submit that there was no quantifiable amount of equity securities outstanding during the year ended December 31, 2009 and, as a result, earnings per share cannot be computed and presented for the year ended December 31, 2009.

Closing Comments

In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (281) 404-9606 or our outside counsel, Matthew R. Pacey of Vinson & Elkins L.L.P., at (713) 758-4786.

Sincerely, Oasis Petroleum Inc.

By:	/s/ Nickolas J. Lorentzatos
Nickolas J. Lorentzatos
Senior Vice President, General Counsel & Corporate Secretary

cc:	Matthew R. Pacey, Vinson & Elkins L.L.P.
Craig P. Friou, PricewaterhouseCoopers LLP